UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-03591
Investment Company Act File Number

CALVERT VARIABLE SERIES, INC.
(exact name of registrant as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

4550 Montgomery Avenue Suite 1000N Bethesda, Maryland	20814
(Address of principal executive offices)	(Zip Code)

301-951-4800
(Registrant's telephone number)

PART I
RULE 8b-25

The Registrant files this Application for Extension of Time (“Application”) pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q (“Form N-Q”), which is filed pursuant to Rule 30b-15 under the Investment Company Act, be extended from November 29, 2011 to January 27, 2012, as permitted by Rule 8b-25.  This Application relates solely to Calvert VP Income Portfolio (the “Portfolio”), one of seven series of the Registrant.

Additional time is required in order to reflect appropriate adjustments and disclosure resulting from considerations that arose subsequent to the end of the reporting period for the Portfolio.  Consequently, Registrant had insufficient time to finalize and file the Form N-Q for the Portfolio prior to the deadline.  The Registrant’s Form N-Q for the Portfolio will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. Because of the facts and circumstances described above, it is impractical for the Registrant to furnish a Form N-Q for the Portfolio by November 29, 2011. Furthermore, the Registrant strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1)	Name and telephone number of person to contact with respect to this notification:

William M. Tartikoff	(301)	951-4881
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

     The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ William M. Tartikoff

            William M. Tartikoff

            Vice President

            November 29, 2011